787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

May 12, 2011

VIA E-MAIL AND EDGAR

John Ganley
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	BlackRock Series, Inc.
BlackRock International Fund (Acquiring Fund), a series of BlackRock Series,
Inc., with respect to its proposed reorganization with BlackRock International
Value Fund (Target Fund), a series of BlackRock International Value Trust
(Securities Act File No. 333-173235)

Dear Mr. Ganley:

This letter responds to one of the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in telephone conversations with the undersigned on April 29, 2011 regarding the above-referenced Registration Statement. The Registration Statement relates to the proposed acquisition by BlackRock International Fund (the “Acquiring Fund” or a “Fund”), a series of BlackRock Series, Inc. (the “Registrant”), of all of the assets of BlackRock International Value Fund (the “Target Fund” or a “Fund”), a series of BlackRock International Value Trust, in exchange for the assumption of certain stated liabilities of the Target Fund and shares of the Acquiring Fund (the “Reorganization”).

For your convenience, the substance of the Staff’s comment has been restated below. The Registrant’s response to the comment is set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

Comment No. 1:	Please provide the accounting and performance survivor analysis (NAST analysis) for the Reorganization.

Response: The following is an analysis regarding the accounting and performance survivor in connection with the Reorganization. The analysis is based on guidance provided by the American Institute of Certified Public Accountants in the AICPA Accounting and Audit

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May 12, 2011

Guide for Investment Companies with Conforming Changes as of May 1, 2003 (the “Audit Guide”), regarding the surviving entity for financial reporting purposes, and the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) in a white paper on fund mergers dated March 1, 2004 (“ICI White Paper”), regarding accounting survivors, as well as on the guidance of the Staff set forth in North American Security Trust, SEC No-Action Letter (Aug. 5, 1994) (the “NAST Letter”), relating to performance survivors. The Audit Guide states that although the legal survivor would normally be considered the accounting survivor of a fund reorganization, continuity and dominance in one or more of certain factors may lead to a determination that the target fund should be considered the accounting survivor. In the NAST Letter, the Staff confirmed that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund. In determining whether a surviving fund may use the historical performance of one of several predecessor funds, the Staff stated in the NAST Letter that funds should compare the attributes of the surviving fund and the predecessor funds to determine which predecessor fund the surviving fund most closely resembles. The Staff in the NAST Letter and the ICI White Paper generally identify the same factors that funds should compare in making this determination as those identified in the Audit Guide. The ICI White Paper identifies the following factors, in order of relative importance, to apply in determining the proper accounting and performance surviving entity:1

Portfolio Management: One of the primary factors in determining the accounting and performance survivor is the surviving management structure. Both Funds are currently advised by BlackRock Advisors, LLC (“BlackRock Advisors”) and sub-advised by BlackRock International Limited (“BIL”), an affiliate of BlackRock Advisors. The Acquiring Fund is a feeder fund that invests all of its assets in the Master International Portfolio, a series of BlackRock Master LLC, a Delaware limited liability company (“Master Acquiring Portfolio”). The Target Fund and the Master Acquiring Portfolio are managed by different portfolio management teams. The portfolio managers of the Target Fund are Robert Weatherston and Brian Hall, while the portfolio managers of the Master Acquiring Portfolio are Richard Turnill, James Bristow and Gareth Williams. Messrs. Turnill and Bristow have each served as a portfolio manager for the Master Acquiring Portfolio since 2005 and 2007, respectively, while Mr. Williams joined the team as a portfolio manager for the Master Acquiring Portfolio in 2011. BlackRock Advisors and BIL will continue to serve as the investment adviser and sub-adviser, respectively, to the Master Acquiring Portfolio following the Reorganization, and the portfolio managers of the Master Acquiring Portfolio (Messrs. Turnill, Bristow and Williams) are expected to continue to be the portfolio managers of the Master Acquiring Portfolio following

1 The ICI White Paper states that “[t]he general criteria that are applied to determine the proper accounting surviving entity are outlined in the AICPA Accounting and Audit Guide for Investment Companies with Conforming changes as of May 1, 2003.”

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May 12, 2011

the Reorganization. This factor favors the Acquiring Fund as the accounting and performance survivor.

Portfolio Composition: The Combined Fund will be managed in accordance with the investment objectives, policies and restrictions of the Acquiring Fund. While BlackRock Advisors believes that the Acquiring Fund’s investment objective and strategies make it a compatible fund within the BlackRock-advised complex for a reorganization with the Target Fund, as discussed below, each Fund has a different investment objective and there are certain differences in their investment strategies. As of October 31, 2010, 24% of the Target Fund’s assets were invested in securities that were also held by the Master Acquiring Portfolio, and 33% of the Master Acquiring Portfolio’s assets were invested in securities that were also held by the Target Fund. The portfolio managers of the Master Acquiring Portfolio anticipate requesting the disposition of approximately 80% of the assets of the Target Fund in preparation for the Reorganization. Accordingly, the portfolio composition of the Combined Fund is expected to more closely resemble that of the Acquiring Fund than that of the Target Fund. This factor favors the Acquiring Fund as the accounting and performance survivor.

Investment Objectives, Policies and Restrictions: The investment objectives of the Funds are different. The Target Fund has an investment objective to seek current income and long-term growth of income, accompanied by growth of capital. The Acquiring Fund has an investment objective to seek long-term growth of capital through investments primarily in a diversified portfolio of equity securities of companies located outside the U.S. The investment objective of each Fund is a fundamental objective, which means that it may not be changed without the approval of a majority of the respective Fund’s outstanding voting securities (as defined in the Investment Company Act of 1940). The Combined Fund will have the investment objective of the Acquiring Fund, which, unlike that of the Target Fund, does not seek current or long-term growth of income.

While both Funds primarily invest in stocks of companies located outside the United States and employ substantially similar investment strategies to achieve their respective objectives, there are certain differences in the way that they are managed. The Combined Fund will be managed in accordance with the investment strategies and the policies and restrictions of the Acquiring Fund. Certain principal differences between the Funds’ principal investment strategies are:

  The Target Fund follows a value strategy, while the Acquiring Fund invests in companies that are undervalued or have good prospects for earnings growth.

  The Target Fund invests at least 80% of its assets in stocks that pay dividends, while the Acquiring Fund does not consider current income from dividends and interest a significant factor in selecting portfolio securities.

  The Target Fund invests in companies of any size, while the Acquiring Fund may invest in companies of any size but will focus on medium and large companies.

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May 12, 2011

  The Acquiring Fund invests all of its assets in a “master” fund, while the Target Fund is a stand-alone fund.

  The Target Fund invests in depositary receipts as a principal strategy, while the Acquiring Fund invests in depositary receipts as a non-principal strategy.

  The Target Fund allocates its assets to no less than ten foreign markets, while the Acquiring Fund allocates its assets among at least three markets, including the United States.

  The Acquiring Fund invests in emerging markets as a principal strategy, while the Target Fund invests in emerging markets as a non-principal strategy.

  The Acquiring Fund may invest up to 25% of total assets in global fixed income securities as a principal strategy, while the Target Fund invests in fixed income securities as a non-principal strategy. The Acquiring Fund may invest in a broader range of fixed income securities than the Target Fund.

  The Acquiring Fund may use derivatives as a principal strategy, while the Target Fund invests in derivatives as a non-principal strategy.

  The Acquiring Fund may invest in purchase and sale contracts, reverse repurchase agreements or dollar rolls as a principal strategy while the Target Fund may enter into repurchase agreements and purchase and sale contracts as a non-principal strategy.

The similarities and differences in the principal investment strategies of each Fund are highlighted in the Registration Statement under “Summary – Investment Objectives and Principal Investment Strategies – Comparison of the Target Fund and the Acquiring Fund.” Certain fundamental investment restrictions are common to both Funds; however, there are some differences. Because the restrictions cannot be changed without shareholder approval, the fundamental investment restrictions of the Acquiring Fund will apply to the Combined Fund following the Reorganization. The differences between the fundamental investment restrictions of the Target Fund and Acquiring Fund are described in the Registration Statement under “Comparison of the Funds – Fundamental Investment Restrictions.”

This factor favors the Acquiring Fund as the accounting and performance survivor.

Expense Structure: The expense structure of the Combined Fund will be that of the Acquiring Fund, since all of its contracts with service providers will remain in place following the Reorganization. As indicated in the Registration Statement under “Summary – Background and Reasons for the Proposed Reorganizations,” the Combined Fund would have, on a pro forma basis, (i) total annual fund operating expenses for each of its share classes that are expected to be higher than those of the corresponding share classes of the Target Fund prior to the Reorganization, as of June 30, 2010 (the most recent fiscal year end for each Fund), and (ii) net

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annual fund operating expenses for each of its share classes that are expected to be the same as or lower than those of the corresponding share classes of the Target Fund prior to the Reorganization as of June 30, 2010, except for Institutional Shares, after taking into account applicable contractual fee waivers and/or expense reimbursements that BlackRock Advisors has agreed to implement for all share classes until March 1, 2014. The effective management fee rates for the Master Acquiring Portfolio are expected to be lower than the effective management fee rates of each Fund (based on average net assets for the twelve months ended June 30, 2010 for the Target Fund and October 31, 2010 for the Acquiring Fund).

This factor favors the Acquiring Fund as the accounting and performance survivor.

Asset Size: As of October 31, 2010, the Target Fund had net assets of approximately $947 million, while the Acquiring Fund had net assets of approximately $65 million. This factor favors the Target Fund as the accounting and performance survivor.

Additional Factors:

The ICI White Paper states that the age of the portfolios and the surviving fund’s board of directors are also items that figure in the determination of which portfolio’s historical performance and financial information will be carried into the surviving fund.

Age of Funds: Both Funds have more than 10 years of performance history. Since the Acquiring Fund was not newly created, this factor favors the Acquiring Fund as the accounting and performance survivor.

Board Composition: The Board of Directors of the Acquiring Fund and the Board of Trustees of the Target Fund consist of different members. The Board of the Acquiring Fund will be the Board of the Combined Fund. This factor favors the Acquiring Fund as the accounting and performance survivor.

Conclusion

The Acquiring Fund will be the legal survivor in the Reorganization. The Acquiring Fund has been selected as the legal survivor to enable the Combined Fund to continue to pursue the investment objective of the Acquiring Fund, which, unlike the investment objective of the Target Fund, does not seek current or long-term growth of income. If the Target Fund had been selected to be the legal survivor and the Acquiring Fund were instead reorganized with and into the Target Fund, the Target Fund would have been required to hold a vote of its shareholders to change its fundamental investment objective to that of the Acquiring Fund. In that event, a shareholder vote of both Funds would have been required, rather than, as currently proposed, the vote of only the Target Fund’s shareholders. As discussed above, while there are substantial similarities in the investment strategies of the two Funds and some overlap in their portfolio holdings, there are also significant differences in the way the Funds are managed. It is anticipated that a substantial portion of the Target Fund’s portfolio will be sold to align its portfolio to that of the Master Acquiring Portfolio. The portfolio management team of the

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Master Acquiring Portfolio will remain in place and continue to manage the Combined Fund following the Reorganization as they have managed the Master Acquiring Portfolio in the past. Although the Target Fund is substantially larger than the Acquiring Fund, all of the other factors discussed above strongly support the conclusion that the Acquiring Fund is the more appropriate accounting and performance survivor.

For these reasons, the Registrant believes that current and future shareholders of the Combined Fund will consider the Acquiring Fund’s performance history more relevant to their investment decisions than that of the Target Fund, and therefore believes that the Acquiring Fund should be the accounting survivor in the Reorganization.

* * *

Should you have any questions concerning the above, please call the undersigned at (212) 728-8294.

Sincerely,

/s/ Maria Gattuso
Maria Gattuso

cc:	Ben Archibald, Esq., BlackRock Advisors, LLC Aaron Wasserman, Esq., BlackRock Advisors, LLC Margery Neale, Esq., Willkie Farr & Gallagher LLP